February 27, 2026	Athene Annuity and Life Company Legal Department 7700 Mills Civic Parkway 8A-17a West Des Moines, IA 50266 Tel.: 515-342-4545 Email: cjefferson@athene.com

VIA EDGAR

Ms. Anu Dubey
Disclosure Review Office
Division of Investment Management
U.S Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:    Athene Annuity and Life Company Initial Registration Statement on Form N-4 (File No. 333-291754)

Dear Ms. Dubey:

On behalf of Athene Annuity and Life Company (“AAIA”), I am responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on the above referenced Registration Statement for certain single purchase payment index-linked deferred variable annuity contracts (the “Contracts”) under the Securities Act of 1933.

Each Staff comment is set forth below, followed by AAIA’s response. I will email you a redline of the changes against the one filed February 11, 2026, including only the sections that were revised. Unless otherwise noted, page references below are with respect to prospectus page numbers (not PDF page numbers) from the emailed Redline of the Athene Amplify 3.0 Prospectus, dated February 11, 2026. Parentheticals are cross references to N-4 instructions that the Staff provided.

Appendix E – Page E-1
•Disclose any known and reasonably available financial intermediary variations with specificity.
Response: As Amplify 3.0 is a new product and is still undergoing the firm approval process, we are not currently aware of any financial intermediary variations. However, as we become aware of any such variations, we will include them in the registration statement via an applicable pre- or post-effective amendment.
•For the last Sentence, “You should discuss…”. Please make this statement prominent (e.g. bold).
Response: See PDF page 7. We have made the requested disclosure bold.
•Confirm to us that intermediary variations for current limits on index gains (e.g. caps) are disclosed per Instruction 2 to Item 6(d)(2)(ii)(B), and that variations in sales loads are disclosed per Instruction 2 to Item 7(a), if any.
Response: AAIA does not vary limits on index gains due to distribution channel, state requirements, optional benefits, application sign date, or any other characteristics. AAIA does not vary sales loads due to the purchaser’s size, prior existing relationships, assumption of administrative functions, or any other characteristics. However, should any such variations exist in the future, they will be included in the registration statement via an applicable pre- or post-effective amendment.

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In addition to the responses to the specific comments listed above, we made one other change that arose while addressing NY comments, and was made here to bring the two versions into alignment:
•Revised the presentation of Appendix C examples and footnotes to improve clarity.

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AAIA believes that the revisions described above adequately respond to your comments.

Please note that the following items are still outstanding and will be addressed via a pre-effective amendment: Financial Statements of the Company (SAI), Underwriting Contracts (Part C), Legal Matters (Part A, Section 16), Legal Opinion (Part C), Other Opinions (Part C), 2025 expenses incurred under investment management agreement (Part C), 2025 expenses incurred under Shared Services and Cost Sharing Agreements (SAI and Part C), any changes to the Specimen Contract due to Compact responses to the filing, and any changes to State Variations or Financial Intermediary Variations tables as approvals come in.

If you have any questions regarding this letter or the enclosed Amendments, please contact me by phone at 515-342-4545 or by email at cjefferson@athene.com.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
Vice President and Senior Counsel

cc: Ms. Tara Varghese, Branch Chief